Exhibit 12.2

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the three months ended, March 31, 2012

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$9,268,666

Add:
Interest on indebtedness (excluding capitalized interest)	57,473,411
Amortization of debt related expenses (including capitalized interest)	2,298,146
Portion of rents representative of the interest factor	1,883,644
70,923,867

Distributed income from equity investees	60,453,071

Pretax earnings from continuing operations, as adjusted	$131,376,938

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$58,100,527
Preferred dividend factor	16,571,279
Amortization of debt related expenses	1,156,591
Portion of rents representative of the interest factor	1,883,644

Combined fixed charges and preferred stock dividends	$77,712,041

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.69